

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Simon Dupere
Chief Executive Officer
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

>   **Re: Niska Gas Storage Partners LLC**
>   **Form 10-K for Fiscal Year Ended March 31, 2013**
>   **Filed June 7, 2013**
>   **For 10-Q for Quarterly Period Ended December 31, 2013**
>   **Filed January 31, 2014**
>   **File No. 001-34733**

Dear Mr. Dupere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 1. Business, page 1

Our Assets, page 6

1. In your discussion of the AECO Hub Customers, please revise to disclose the identity of the counterparty to the largest contract you have at such site, which represents 40.0 Bcf, or tell us why you do not believe disclosure is required. Refer to Item 101(c)(vii) of Regulation S-K for guidance. This comment also applies to your "largest volumetric customer," to whom you make reference on page 21 in your most recent quarterly report on Form 10-Q for the period ended December 31, 2013. As a related matter, please

clarify what you mean when you refer to "largest volumetric customer" by quantifying the amount such customer represents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Factors that Impact Our Business, page 47

2. We note that you discuss the various factors that impact your business here. With a view to putting these factors in context, in future filings please revise this disclosure to explain how each of these factors impacted your business in the most recent fiscal year. As an example, where you discuss the impact weather can have on your business generally speaking, please also explain how historical weather trends impacted your results of operations for the period covered in the report. Please tell us what this disclosure will look like.

Critical Accounting Estimates and Policies, page 64

3. We note your reference to your footnote disclosure regarding significant accounting policies. Please tell us your consideration of providing disclosure about critical accounting estimates pursuant to the guidance in SEC Release 33-8350 as well as the requirements of Item 303(a)(3)(ii) of Regulation S-K which requires a description of a known uncertainty. Disclosure is appropriate when: the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. It appears that estimates related to goodwill impairment testing, in particular, might be considered critical in your case. In this regard, please tell us whether you are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because any of your reporting units has a fair value that is not substantially in excess of carrying value. If so, please tell us your consideration of disclosing:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The methods and key assumptions used and how the key assumptions were determined;
- The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If not, please tell us your consideration of disclosing that the fair value of each of your reporting units is substantially in excess of carrying value.

Item 11. Executive Compensation, page 76

Discretionary Bonus Awards, page 78

4. We note that you have not provided a quantitative discussion of the Adjusted EBITDA or total recordable incident rate to be achieved in order for your named executive officers to earn their bonus awards. Please disclose these targets and discuss how difficult or likely it will be for the executive or registrant to achieve the target levels or other factors. Refer to Item 402 (b)(2)(v) of Regulation S-K and Question 118.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Notes to Consolidated Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Revenue recognition, page F-10

5. We note your disclosure at the bottom of page 4 that under your short-term firm storage contracts, the customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates *and to store gas in [your] storage facilities until withdrawal* on a specified future date or dates. In light of the storage component of the short-term firm storage contracts and considering your disclosure on page 4 that short-term firm storage contracts can extend up to two years, please tell us your basis for recognizing half of the fees on these contracts at injection and half of the fees at withdrawal.

Note 11. Income Taxes, page F-27

6. Please tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(h)(1)(i) of Regulation S-X in terms of disclosing the components of earnings (loss) before income tax expense (benefit) as either domestic or foreign. In this regard, we note that domestically you are treated as a nontaxable partnership for income tax purposes, but you have taxable subsidiaries in Canada that are generating significant income tax benefits. Additionally, as it relates to your effective rate reconciliation, please tell us your consideration of using zero percent as your expected tax rate as opposed to 35%, as this appears to be the applicable statutory Federal income tax rate given your status as a nontaxable partnership in the U.S.

Form 10-Q for Quarterly Period Ended December 31, 2013

Notes to Unaudited Consolidated Financial Statements, page 5

Note 6. Members' Equity, page 15

Equity Restructuring, page 15

7. Please tell us the basis in GAAP for accounting for the cancellation of subordinated units and previous IDRs in exchange for the issuance of a new class of IDRs and notional subordinated units (with voting rights only) as an equity restructuring at book value. Also tell us your consideration of the fair values of the securities exchanged and whether common unitholders experienced an economic gain or loss in connection with the exchange.

Earnings Per Unit, page 16

8. With a view toward enhancing disclosure in your future filings, please tell us whether the new IDRs are a separate class of limited partner interest or are embedded in the general partner interest, whether distributions to IDR holders are explicitly limited to available cash, how you are treating the new IDRs for purposes of computing earnings per share and the basis in GAAP for your accounting. Refer to ASC 260.

9. Similar to your disclosures regarding earnings per unit provided in Form 10-K, please tell us your consideration of including a line item for any reduction attributed to Managing Member's allocation of incentive distributions in the tabular reconciliation from net earnings (loss) attributable to Niska Partners to net earnings (loss) attributable to common and subordinated unitholders, even if the reduction is zero for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551- 3477 or Mara Ransom, Associate Director, at (202) 551-3720 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief